

March 12, 2015

Noor Azlan Khamis
Chief Executive Officer
Clixster Mobile Group Inc.
No. 3, Jalan Sri Hartamas 7
Taman Sri Hartamas
50480
Kuala Lumpur, Malaysia

> **Re:** **Clixster Mobile Group Inc. (f/k/a China Media Group Corp.)**
> **Item 4.01 Form 8-K**
> **Filed November 4, 2013**
> **File No. 000-50431**

We issued comments on the above captioned filing on November 8, 2013. On March 21, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please call Joe Cascarano, Senior Staff Accountant, at 202-551-3376 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director